FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending January 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 December 2008, the Company's Non-Executive Directors were provisionally allocated the following awards over Ordinary shares and American Depository Shares (ADSs) in the Company through the annual reinvestment of dividends paid throughout 2008:

SmithKline Beecham Non-Executive Directors Retainer Fee and Share Allocation Award - Annual Dividend Reinvestment

Non-Executive Director	No. of Ordinary Shares	Average Price (£)
Sir Ian Prosser	49.37	£12.58

GlaxoSmithKline Non-Executive Directors Automatic Share Award and Elected Share Award - Annual Dividend Reinvestment

Non-Executive Director	No. of Ordinary Shares	Average Price (£)	No. of ADSs	Average Price ($)
Sir Christopher Gent	1,243.53	12.58
Prof Sir Roy Anderson	37.59	12.58
Dr Stephanie Burns			82.69	36.51
Mr Lawrence Culp			727.54	36.51
Sir Crispin Davis	1,103.24	12.58
Sir Deryck Maughan			608.90	36.51
Dr Daniel Podolsky			184.23	36.51
Sir Ian Prosser	1,063.89	12.58
Dr Ronaldo Schmitz	875.20	12.58
Mr Tom de Swaan	102.19	12.58
Sir Robert Wilson	304.09	12.58

The Company and the Non-Executive Directors were informed of these allocations on 5 January 2009.

This notification relates to transactions notified in accordance with  Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell

Company Secretary

6 January 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: January 06 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc